

Press Release

Contact
Kathy Ta
Managing Director, Investor Relations
(408) 601-5697

MAXIM INTEGRATED REPORTS RESULTS FOR THE FOURTH QUARTER OF FISCAL 2014; INCREASES DIVIDEND by 8%

- **Revenue: $642 million**
- **Gross Margin: 57.4% GAAP (60.4% excluding special items)**
- **EPS: $0.29 GAAP ($0.43 excluding special items)**
- **Cash, cash equivalents, and short term investments: $1.37 billion**
- **Fiscal first quarter revenue outlook: $580 million to $620 million**
- **Quarterly dividend increased 8% to $0.28 per share**

SAN JOSE, CA - July 24, 2014 - Maxim Integrated Products, Inc. (NASDAQ:MXIM) reported net revenue of $642 million for its fourth quarter of fiscal 2014 ended June 28, 2014, a 6% increase from the $606 million revenue recorded in the prior quarter.

Tunc Doluca, President and Chief Executive Officer, commented, "While we experienced softness in our mobility business, our revenue performance in the quarter reflected the overall strength of Maxim's balanced portfolio, with growth in every one of our other major businesses." Mr. Doluca continued, "Although our near-term outlook for mobility remains cautious, we are executing on our strategy to bring new integrated designs to the Industrial, Automotive, Communications and Data Center markets, and to diversify our customer base in mobility."

Fiscal Year 2014 Fourth Quarter Results

Based on Generally Accepted Accounting Principles (GAAP), diluted earnings per share in the June quarter was $0.29. The results were affected by special items which primarily consisted of $24 million in pre-tax charges related to acquisitions and $23 million in pre-tax charges related to restructuring and other items.

GAAP earnings per share, excluding special items was $0.43. An analysis of GAAP versus GAAP excluding special items is provided in the last table of this press release.

Cash Flow Items

At the end of the fourth quarter of fiscal 2014, total cash, cash equivalents and short term investments was $1.37 billion, an increase of $141 million from the prior quarter. Notable items included:

- Cash flow from operations: $234 million
- Net capital expenditures: $22 million
- Dividends: $74 million ($0.26 per share)
- Stock repurchases: $41 million

Business Outlook

The Company's 90-day backlog at the beginning of the first fiscal quarter of 2015 was $377 million. Based on the beginning backlog and expected turns, results for the September 2014 quarter are expected to be as follows:

- Revenue: $580 million to $620 million
- Gross Margin: 56% to 59% GAAP (59% to 62% excluding special items)
- EPS: $0.27 to $0.33 GAAP ($0.34 to $0.40 excluding special items)

Maxim Integrated's business outlook does not include the potential impact of any restructuring activity or mergers, acquisitions, or other business combinations that may be completed during the quarter.

Dividend

A cash dividend of $0.28 per share will be paid on September 4, 2014, to stockholders of record on August 21, 2014.   This represents an 8% increase in the dividend compared to the prior quarter.

Conference Call

Maxim Integrated has scheduled a conference call on July 24, 2014, at 2:00 p.m. Pacific Time to discuss its financial results for the fourth quarter of fiscal 2014 and its business outlook. To listen via telephone, dial (866) 804-3547 (toll free) or (703) 639-1328. This call will be webcast by Shareholder.com and can be accessed at the Company's website at www.maximintegrated.com/company/investor.

- more -

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended			Year Ended	
	June 28, 2014	March 29, 2014	June 29, 2013	June 28, 2014	June 29, 2013
	(in thousands, except per share data)				
Net revenues	$ 642,467	$ 605,681	$ 608,194	$ 2,453,663	$ 2,441,459
Cost of goods sold	273,507	265,744	236,795	1,068,898	944,892
Gross margin	368,960	339,937	371,399	1,384,765	1,496,567
Operating expenses:					
Research and development	143,802	141,493	132,009	558,168	534,819
Selling, general and administrative	83,153	80,680	82,083	324,734	324,282
Intangible asset amortization	4,423	4,863	3,670	17,690	15,525
Impairment of long-lived assets (1)	6,447	—	—	11,644	24,929
Severance and restructuring expenses	5,790	3,338	442	24,902	2,829
Acquisition-related costs	—	(88)	—	6,983	—
Other operating expenses (income), net (2)	8,795	2,913	2,105	18,353	5,864
Total operating expenses	252,410	233,199	220,309	962,474	908,248
Operating income	116,550	106,738	151,090	422,291	588,319
Interest and other income (expense), net (3)	(8,943)	5,174	(6,830)	(13,065)	(18,040)
Income before provision for income taxes	107,607	111,912	144,260	409,226	570,279
Provision (benefit) for income taxes (4)	22,814	(10,632)	25,246	54,416	117,970
Income from continuing operations	84,793	122,544	119,014	354,810	452,309
Income from discontinued operations, net of tax (5)	—	—	—	—	2,603
Net income	$ 84,793	$ 122,544	$ 119,014	$ 354,810	$ 454,912
Earnings per share: Basic					
From continuing operations	$ 0.30	$ 0.43	$ 0.41	$ 1.25	$ 1.55
From discontinued operations, net of tax	—	—	—	—	0.01
Basic	$ 0.30	$ 0.43	$ 0.41	$ 1.25	$ 1.56
Earnings per share: Diluted					
From continuing operations	$ 0.29	$ 0.42	$ 0.40	$ 1.23	$ 1.51
From discontinued operations, net of tax	—	—	—	—	0.01
Diluted	$ 0.29	$ 0.42	$ 0.40	$ 1.23	$ 1.52
Shares used in the calculation of earnings per share:					
Basic	283,431	282,627	290,146	283,344	291,835
Diluted	289,487	288,575	296,756	289,108	298,596
Dividends paid per share	$ 0.26	$ 0.26	$ 0.24	$ 1.04	$ 0.96

SCHEDULE OF SPECIAL ITEMS

(Unaudited)

	Three Months Ended			Year Ended	
	June 28, 2014	March 29, 2014	June 29, 2013	June 28, 2014	June 29, 2013
			(in thousands)		
Cost of goods sold:					
Intangible asset amortization	$ 18,750	$ 18,542	$ 7,777	$ 64,483	$ 33,994
Acquisition-related inventory write-up	371	5,518	—	18,955	—
Total	$ 19,121	$ 24,060	$ 7,777	$ 83,438	$ 33,994
Operating expenses:					
Intangible asset amortization	$ 4,423	$ 4,863	$ 3,670	$ 17,690	$ 15,525
Impairment of long-lived assets (1)	6,447	—	—	11,644	24,929
Severance and restructuring	5,790	3,338	442	24,902	2,829
Acquisition-related costs	—	(88)	—	6,983	—
Other operating expenses (income), net (2)	8,795	2,913	2,105	18,353	5,864
Total	$ 25,455	$ 11,026	$ 6,217	$ 79,572	$ 49,147
Interest and other expense (income), net (3)	$ 2,432	$ 3,723	$ 700	$ 6,155	$ 700
Total	$ 2,432	$ 3,723	$ 700	$ 6,155	$ 700
Provision (benefit) for income taxes:					
Fixed assets tax basis adjustment (4)	$ (1,041)	$ (34,562)	$ —	$ (35,603)	$ —
International restructuring implementation	—	—	—	—	18,726
Fiscal year 2012 research & development tax credits	—	—	—	—	$ (3,899)
Total	$ (1,041)	$ (34,562)	$ —	$ (35,603)	$ 14,827
Discontinued operations:					

Income from discontinued operations, net of tax (5)	$	—	$	—	$	—	$	—	$	(2.603)
Total	$	—	$	—	$	—	$	—	$	(2.603)

(1) Includes impairment charges relating to EDA software, wafer fab tools, land and buildings held-for-sale, and end of line manufacturing equipment.

(2) Other operating expenses (income), net are primarily for legal settlement, legal expenses related to Volterra acquisition, reserve for uncollectable note related to a divestiture, contingent consideration adjustments related to certain acquisitions, in-process research and development abandoned, loss (gain) relating to sale of land and buildings,expected loss on lease abandonment, and certain payroll taxes.

(3) Includes impairment of investment in privately-held companies.

(4) Includes one-time fixed asset tax basis adjustments relating to prior year depreciation expense.

(5) Includes gain on sale, net of tax relating to certain business divested.

- more -

STOCK-BASED COMPENSATION BY TYPE OF AWARD (in thousands)
(Unaudited)

Three Months Ended June 28, 2014	Stock Options		Restricted Stock Units		Employee Stock Purchase Plan		Total	
Cost of goods sold	$	412	$	2,045	$	530	$	2,987
Research and development expense		2,100		8,463		1,354		11,917
Selling, general and administrative expense		1,355		5,025		504		6,884
Total	$	3,867	$	15,533	$	2,388	$	21,788
Three Months Ended March 29, 2014								
Cost of goods sold	$	451	$	2,108	$	594	$	3,153
Research and development expense		2,124		7,917		1,623		11,664
Selling, general and administrative expense		1,391		5,186		663		7,240
Total	$	3,966	$	15,211	$	2,880	$	22,057
Three Months Ended June 29, 2013								
Cost of goods sold	$	320	$	1,999	$	559	$	2,878
Research and development expense		1,673		6,748		1,226		9,647
Selling, general and administrative expense		1,333		4,488		507		6,328
Total	$	3,326	$	13,235	$	2,292	$	18,853
Year Ended June 28, 2014								
Cost of goods sold	$	1,650	$	8,466	$	2,132	$	12,248
Research and development expense		8,676		31,548		5,452		45,676
Selling, general and administrative expense		5,486		19,734		2,308		27,528
Total	$	15,812	$	59,748	$	9,892	$	85,452
Year Ended June 29, 2013								
Cost of goods sold	$	1,532	$	8,862	$	2,210	$	12,604
Research and development expense		7,230		31,475		5,441		44,146
Selling, general and administrative expense		5,331		19,523		2,204		27,058
Total	$	14,093	$	59,860	$	9,855	$	83,808

- more -

CONSOLIDATED BALANCE SHEETS
(Unaudited)

		June 28, 2014		March 29, 2014		June 29, 2013
				(in thousands)		
ASSETS						
Current assets:						
Cash and cash equivalents	$	1,322,472	$	1,231,248	$	1,174,986
Short-term investments		49,953		—		25,060
Total cash, cash equivalents and short-term investments		1,372,425		1,231,248		1,200,046
Accounts receivable, net		295,828		304,128		285,438
Inventories		289,292		290,518		275,640
Deferred tax assets		74,597		74,038		82,173
Other current assets		54,560		79,346		96,609
Total current assets		2,086,702		1,979,278		1,939,906
Property, plant and equipment, net		1,331,519		1,355,268		1,373,124
Intangible assets, net		360,994		384,167		157,146
Goodwill		596,637		597,676		422,004
Other assets		29,766		38,176		43,730
TOTAL ASSETS	$	4,405,618	$	4,354,565	$	3,935,910
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current liabilities:						
Accounts payable	$	102,076	$	94,315	$	105,322
Income taxes payable		20,065		20,720		22,437
Accrued salary and related expenses		186,732		168,336		187,970
Accrued expenses		63,656		81,232		60,592
Current portion of long-term debt		372		2,526		2,015
Deferred income on shipments to distributors		25,734		24,259		26,557
Total current liabilities		398,635		391,388		404,893
Long-term debt		1,001,026		1,000,871		503,573
Income taxes payable		362,802		352,294		282,697
Deferred tax liabilities		159,879		171,431		206,855
Other liabilities		53,365		37,977		29,894
Total liabilities		1,975,707		1,953,961		1,427,912
Stockholders' equity:						
Common stock		285		283		288
Additional paid-in capital		23,005		—		—
Retained earnings		2,423,794		2,412,627		2,523,457
Accumulated other comprehensive loss		(17,173)		(12,306)		(15,747)
Total stockholders' equity		2,429,911		2,400,604		2,507,998
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	4,405,618	$	4,354,565	$	3,935,910

- more -

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended			Year Ended	
	June 28, 2014	March 29, 2014	June 29, 2013	June 28, 2014	June 29, 2013
	(in thousands)				
Cash flows from operating activities:					
Net income	$ 84,793	$ 122,544	$ 119,014	$ 354,810	$ 454,912
Adjustments to reconcile net income to net cash provided by operating activities:					
Stock-based compensation	21,786	22,057	18,853	85,452	83,808
Depreciation and amortization	64,391	64,665	51,191	244,593	207,136
Deferred taxes	(9,501)	(36,482)	(2,813)	(32,159)	25,372
Loss (gain) from sale of property, plant and equipment	1,068	818	1,380	2,187	(1,156)
Tax benefit (shortfall) related to stock-based compensation	942	3,204	358	(68)	8,197
Impairment of long-lived assets	6,447	—	—	11,644	24,929
Impairment of investments in privately-held companies	6,537	3,723	700	10,260	700
In-process research and development written-off	—	2,580	—	2,580	2,800
Loss (gain) on sale of discontinued operations	—	—	—	—	(3,285)
Excess tax benefit from stock-based compensation	(4,897)	(5,139)	(2,792)	(14,192)	(18,923)
Changes in assets and liabilities:					
Accounts receivable	8,300	(15,566)	14,608	13,340	32,023
Inventories	1,226	7,717	(7,657)	20,672	(35,245)
Other current assets	26,579	7,194	(2,832)	45,557	(21,233)
Accounts payable	5,203	(4,044)	(6,961)	(11,255)	(32,510)
Income taxes payable	9,853	14,244	13,118	54,492	70,156
Deferred revenue on shipments to distributors	1,475	(1,283)	706	(823)	277
All other accrued liabilities	9,882	25,466	17,527	(10,983)	19,977
Net cash provided by (used in) operating activities	234,084	211,698	214,400	776,107	817,935
Cash flows from investing activities:					
Payments for property, plant and equipment	(23,654)	(26,407)	(48,922)	(132,523)	(216,672)
Proceeds from sales of property, plant and equipment	1,627	618	4,538	5,293	19,196
Proceeds from sales of property, plant and equipment through note receivable	—	—	10,786	—	10,786
Proceeds from maturity of available-for-sale securities	—	—	—	27,000	50,000
Purchases of available-for-sale securities	(49,953)	—	—	(49,953)	—
Purchases of privately-held companies securities	—	—	(500)	—	(500)
Payments in connection to acquisitions	—	(5,750)	(2,767)	(459,256)	(2,767)
Proceeds from sales of investments of privately-held companies	—	—	585	—	585
Net cash provided by (used in) investing activities	(71,980)	(31,539)	(36,280)	(609,439)	(139,372)
Cash flows from financing activities:					
Excess tax benefit from stock-based compensation	4,897	5,139	2,792	14,192	18,923
Contingent consideration paid	—	(104)	(6,305)	(4,705)	(13,781)
Dividends paid	(73,626)	(73,481)	(69,532)	(294,175)	(280,215)
Repayment of notes payable	(2,430)	(439)	(302,299)	(4,708)	(303,500)
Issuance of debt	—	—	—	497,895	494,395
Debt issuance cost	—	—	(671)	(3,431)	(3,921)
Repurchase of common stock	(40,744)	(51,083)	(193,221)	(305,314)	(375,135)
Issuance of ESPP shares under employee stock purchase program	23,713	—	19,529	42,809	36,297
Net issuance of restricted stock units	(8,922)	(8,390)	(7,456)	(31,384)	(29,042)
Proceeds from stock options exercised	26,232	29,538	6,049	69,639	71,342

Net cash provided by (used in) financing activities	(70,880)	(98,820)	(551,114)	(19,182)	(384,637)
Net increase (decrease) in cash and cash equivalents	91,224	81,339	(372,994)	147,486	293,926
Cash and cash equivalents:					
Beginning of period	1,231,248	1,149,909	1,547,980	1,174,986	881,060
End of period	$ 1,322,472	$ 1,231,248	$ 1,174,986	$ 1,322,472	$ 1,174,986
Total cash, cash equivalents and short-term investments	$ 1,372,425	$ 1,231,248	$ 1,200,046	$ 1,372,425	$ 1,200,046

- more -

ANALYSIS OF GAAP VERSUS GAAP EXCLUDING SPECIAL ITEMS DISCLOSURES
(Unaudited)

	Three Months Ended			Year Ended	
	June 28, 2014	March 29, 2014	June 29, 2013	June 28, 2014	June 29, 2013
	(in thousands, except per share data)				
Reconciliation of GAAP gross profit to GAAP gross profit excluding special items:					
GAAP gross profit	$ 368,960	$ 339,937	$ 371,399	$ 1,384,765	$ 1,496,567
GAAP gross profit %	*57.4%*	*56.1%*	*61.1%*	*56.4%*	*61.3%*
Special items:					
Intangible asset amortization	18,750	18,542	7,777	64,483	33,994
Acquisition-related inventory write-up	371	5,518	—	18,955	—
Total special items	19,121	24,060	7,777	83,438	33,994
GAAP gross profit excluding special items	$ 388,081	$ 363,997	$ 379,176	$ 1,468,203	$ 1,530,561
GAAP gross profit % excluding special items	*60.4%*	*60.1%*	*62.3%*	*59.8%*	*62.7%*
Reconciliation of GAAP operating expenses to GAAP operating expenses excluding special items:					
GAAP operating expenses	$ 252,410	$ 233,199	$ 220,309	$ 962,474	$ 908,248
Special items:					
Intangible asset amortization	4,423	4,863	3,670	17,690	15,525
Impairment of long-lived assets (1)	6,447	—	—	11,644	24,929
Severance and restructuring	5,790	3,338	442	24,902	2,829
Acquisition-related costs	—	(88)	—	6,983	—
Other operating expenses (income), net (2)	8,795	2,913	2,105	18,353	5,864
Total special items	25,455	11,026	6,217	79,572	49,147
GAAP operating expenses excluding special items	$ 226,955	$ 222,173	$ 214,092	$ 882,902	$ 859,101
Reconciliation of GAAP net income to GAAP net income excluding special items:					
GAAP net income	$ 84,793	$ 122,544	$ 119,014	$ 354,810	$ 454,912
Special items:					
Intangible asset amortization	23,173	23,405	11,447	82,173	49,519
Acquisition-related inventory write-up	371	5,518	—	18,955	—
Impairment of long-lived assets (1)	6,447	—	—	11,644	24,929
Severance and restructuring	5,790	3,338	442	24,902	2,829
Acquisition-related costs	—	(88)	—	6,983	—
Other operating expenses (income), net (2)	8,795	2,913	2,105	18,353	5,864
Interest and other expense, net (3)	2,432	3,723	700	6,155	700
Pre-tax total special items	47,008	38,809	14,694	169,165	83,841
Tax effect of special items	(6,850)	(3,658)	(4,231)	(19,383)	(22,963)
Fixed asset tax basis adjustment (4)	(1,041)	(34,562)	—	(35,603)	—
International restructuring implementation	—	—	—	—	18,726
Fiscal year 2012 research & development tax credits	—	—	—	—	(3,899)
Income from discontinued operations, net of tax (5)	—	—	—	—	(2,603)
GAAP net income excluding special items	$ 123,910	$ 123,133	$ 129,477	$ 468,989	$ 528,014
GAAP net income per share excluding special items:					
Basic	$ 0.44	$ 0.44	$ 0.45	$ 1.66	$ 1.81
Diluted	$ 0.43	$ 0.43	$ 0.44	$ 1.62	$ 1.77
Shares used in the calculation of earnings per share excluding special items:					
Basic	283,431	282,627	290,146	283,344	291,835
Diluted	289,487	288,575	296,756	289,108	298,596

(1) Includes impairment charges relating to EDA software, wafer fab tools, land and buildings held-for-sale, and end of line manufacturing equipment.

(2) Other operating expenses (income), net are primarily for legal settlement, legal expenses related to Volterra acquisition, reserve for uncollectible note related to a divestiture, contingent consideration adjustments related to certain acquisitions, in-process research and development abandoned, loss (gain) relating to sale of land and buildings,expected loss on lease abandonment, and certain payroll taxes.

(3) Includes impairment of investment in privately-held companies.

(4) Includes one-time fixed asset tax basis adjustments relating to prior year depreciation expense.

(5) Includes gain on sale, net of tax relating to certain business divested.

Non-GAAP Measures

To supplement the consolidated financial results prepared under GAAP, Maxim Integrated uses non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude special items related to intangible asset amortization; acquisition-related inventory write-up; impairment of long-lived assets; severance and restructuring; acquisition-related costs; contingent consideration adjustments relating to certain acquisitions; legal settlement; in-process research and development abandoned; reserve for uncollectible note related to a divestiture; legal expenses related to Volterra; impairment of investments in privately-held companies; tax provision impacts due to fixed asset tax basis adjustments; research and development tax credits; international restructuring implementation and discontinued operations, net of tax. Management uses these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate Maxim Integrated's current performance. Many analysts covering Maxim Integrated use the non-GAAP measures as well. Given management's use of these non-GAAP measures, Maxim Integrated believes these measures are important to investors in understanding Maxim Integrated's current and future operating results as seen through the eyes of management. In addition, management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Maxim Integrated's core business across different time periods. These non-GAAP measures are not in accordance with or an alternative to GAAP financial data and may be different from non-GAAP measures used by other companies. Because non-GAAP financial measures are not standardized it may not be possible to compare these financial measures with other companies' non-GAAP financial measures, even if they have similar names. The non-GAAP measures displayed in the table above include the following:

GAAP Gross Profit Excluding Special Items

The use of GAAP gross profit excluding special items allows management to evaluate the gross margin of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization and acquisition-related inventory write-up. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP gross profit excluding special items to enable investors and analysts to evaluate our revenue generation performance relative to the direct costs of revenue of Maxim Integrated's core businesses.

GAAP Operating Expenses Excluding Special Items

The use of GAAP operating expenses excluding special items allows management to evaluate the operating expenses of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; impairment of long-lived assets; severance and restructuring; acquisition-related costs; contingent consideration adjustments relating to certain acquisitions; in-process research and development abandoned; reserve for uncollectible note related to a divestiture; legal settlement; and legal expenses related to Volterra. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP operating expenses excluding special items to enable investors and analysts to evaluate our core business and its direct operating expenses.

GAAP Net Income and GAAP Net Income per Share Excluding Special Items

The use of GAAP net income and GAAP net income per share excluding special items allow management to evaluate the operating results of Maxim Integrated's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; acquisition-related inventory write-up; impairment of long-lived assets; severance and restructuring; acquisition-related costs; contingent consideration adjustments relating to certain acquisitions; legal settlement; in-process research and development abandoned; reserve for uncollectible note related to a divestiture; legal expenses related to Volterra; impairment of investments in privately-held companies; research and development tax credits; discontinued operations, net of tax; and the tax provision impacts due to fixed asset tax basis adjustments; international restructuring implementation and discontinued operations, net of tax. In addition, they are important components of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP net income and GAAP net income per share excluding special items to enable investors and analysts to understand the results of operations of Maxim Integrated's core businesses and to compare our results of operations on a more consistent basis against that of other companies in our industry.

"Safe Harbor" Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the Company's business outlook and financial projections for its first quarter of fiscal 2015 ending in September 2014, which includes revenue, gross margin and earnings per share, as well as looking forward, the Company, although its near-term outlook for mobility remains cautious, plans to continue to execute on a strategy to bring new integrated designs to the Industrial, Automotive, Communications and Data Center markets, and to diversify its customer base in mobility. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted based upon, among other things, general market and economic conditions and market developments that could adversely affect the growth of the mixed-signal analog market, product mix shifts, the loss of all or a substantial portion of our sales to one of our large customers, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2013 (the "10-K") and Quarterly Reports on Form 10-Q filed after the 10-K.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Maxim Integrated

Maxim is the leader in analog integration. From mobile to industrial solutions, we're making analog smaller, smarter, and more energy efficient. Learn more at www.maximintegrated.com.